EDUARD HAGENS
Narcissenlaan 13, 2970 Schilde
Belgium

April 3, 2008

Board of Directors
Lithium Technology Corporation
5115 Campus Drive
Plymouth Meeting, Pennsylvania 19462
Attention: Christiaan A. Van Den Berg, Chairman

Arch Hill Capital N.V.
Parkweg 2
2585 JJ’s Gravenhage
The Netherlands
Telephone: 011 31703546818

Ladies and Gentlemen:

As you may know, I am the beneficial owner of 100,000,000 shares of common stock, par value $0.01 par value (the “Common Stock”), of Lithium Technology Corporation, a Delaware corporation (the “Company”). These shares of Common Stock represent approximately 14.69% of the Company’s Common Stock, based upon the 630,891,414 shares of Common Stock issued and outstanding as of December 20, 2007 as set forth in the Company’s Form 10-KSB filed by the Company on February 8, 2008 and as calculated as provided under Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As you also know, I acquired those shares directly from the Company and from Arch Hill Capital N.V. (“Arch Hill”) late in 2007.

Over the past few months, I have conducted an extensive review of the Company’s publicly available filings, reports and records. As a stockholder of the Company, I am deeply concerned about the delinquency and lack of transparency with respect to the Company’s public filings, in particular a clear explanation of the Company’s financing and capital stock transactions and rationale for such transactions and the terms and conditions thereof. I am also greatly concerned by the numerous conflict of interest transactions that the Company has entered into with Arch Hill and its related entities. Finally, I am deeply troubled by the direction of the Company under the direction of current senior management.

In this connection, I find the Company’s public disclosure with respect to its transactions with Arch Hill to be particularly unclear and I am especially troubled by the most recent conflict transaction entered into by the Company with Arch Hill that purports to issue beneficial ownership of more than 300,000,000 shares of Common Stock to Arch Hill, almost all of which were issued to Arch Hill at a price of $.017 per share at a time when the closing sale price of the Common Stock was $.08. This transaction (the “Debt Settlement”), apparently contemplated by that certain Debt Settlement Agreement, dated as of February 27, 2007 (the “Debt Settlement Agreement”) by and between the Company, GAIA Akkumulatorenwerke GmbH (“GAIA”), Arch Hill, Arch Hill Ventures N.V. (“Arch Ventures”) and Arch Hill Real Estate N.V. (“Arch Real Estate,” and collectively with Arch Hill, Arch Ventures and Arch Real Estate, the “Debtholders”), purported to “settle” $5,773,707 of debt stated to be owed by the Company and GAIA to the Debtholders.

Even if the purported debt involved is valid (it has been quite difficult for me to piece together the purported debt being “settled” based upon the Company’s and Arch Hill’s lack of clear disclosure of the background of the Debt Settlement Transaction), it is simply beyond me how the Company’s Board of Directors and Arch Hill could possibly have approved a transaction utilizing a $0.017 share price, at a time when the closing price of the Company’s stock was $0.080 per share on February 27, 2008, the effective date of the Debt Settlement Agreement. Frankly it is truly astounding to me that the Board of Directors, management and Arch Hill could have possibly structured, approved and entered into a fundamental conflict transaction at an almost 80% discount to the then current market value for the Common Stock. Whatever the circumstances of the Company, such a transaction is, in my view, patently unfair and raises fundamental questions as to fulfillment of applicable fiduciary duties. I can assure you that I intend to pursue the unwind of this transaction, as well as a satisfactory resolution of the purported debt involved, and that I reserve all my rights and remedies with respect thereto. I also intend to ensure that any damage that has been caused to the Company or its disinterested stockholders by this transaction is fully recompensed. In fact, in light of this transaction, it may even be appropriate to go back and revisit the various other transactions that the Company has engaged in with Arch Hill and its related parties and determine whether such other transactions were themselves proper and consistent with applicable fiduciary duties.

In light of the foregoing, I have come to the conclusion that (i) the Board of Directors should be made up of persons acceptable to me and the other disinterested stockholders, and would not include representatives of Arch Hill or those involved in approving the Debt Settlement Transaction, (ii) senior management of the Company should be evaluated and acceptable to the new Board of Directors, and (iii) the Debt Settlement Transaction must be rescinded and the purported debt “settled” thereunder must be restructured and/or addressed in a manner acceptable to me and the other disinterested stockholders of the Company.

I would be remiss if I did not remind you that the Company’s Board of Directors has a fiduciary responsibility to all its stockholders and that in the current circumstance both Arch Hill and the Company’s Board must be truly mindful of their actions, both past and future, and that as a disinterested stockholder of the Company I intend to fully protect my rights.

I urge you to carefully consider the path forward. I believe that this matter should be resolved quickly so that the Company and its stockholders do not suffer any further harm or damage.

Very Truly Yours,

/s/ Eduard Hagens
Eduard Hagens